SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 August, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Transaction in Own Shares dated 01 August 2024
Exhibit 1.2	Transaction in Own Shares dated 02 August 2024
Exhibit 1.3	Transaction in Own Shares dated 05 August 2024
Exhibit 1.4	Transaction in Own Shares dated 06 August 2024
Exhibit 1.5	Director/PDMR Shareholding dated 07 August 2024
Exhibit 1.6	Transaction in Own Shares dated 07 August 2024
Exhibit 1.7	Transaction in Own Shares dated 08 August 2024
Exhibit 1.8	Transaction in Own Shares dated 09 August 2024
Exhibit 1.9	Transaction in Own Shares dated 12 August 2024
Exhibit 1.10	Director/PDMR Shareholding dated 13 August 2024
Exhibit 1.11	Transaction in Own Shares dated 13 August 2024
Exhibit 1.12	Transaction in Own Shares dated 14 August 2024
Exhibit 1.13	Transaction in Own Shares dated 16 August 2024
Exhibit 1.14	Transaction in Own Shares dated 19 August 2024
Exhibit 1.15	Transaction in Own Shares dated 19 August 2024
Exhibit 1.16	Transaction in Own Shares dated 20 August 2024
Exhibit 1.17	Transaction in Own Shares dated 21 August 2024
Exhibit 1.18	Transaction in Own Shares dated 23 August 2024
Exhibit 1.19	Transaction in Own Shares dated 27 August 2024
Exhibit 1.20	Transaction in Own Shares dated 27 August 2024
Exhibit 1.21	Transaction in Own Shares dated 28 August 2024
Exhibit 1.22	Transaction in Own Shares dated 29 August 2024
Exhibit 1.23	Transaction in Own Shares dated 30 August 2024

Exhibit 1.1

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 1 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,593,313 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,985,654	459,331	1,148,328
Highest price paid per Share (pence):	464.30	464.25	464.20
Lowest price paid per Share (pence):	452.50	452.50	452.55
Volume weighted average price paid per Share (pence):	459.5310	459.6403	459.5740

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	459.5310	2,985,654
Cboe (UK)/BXE	459.6403	459,331
Cboe (UK)/CXE	459.5740	1,148,328

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8829Y_1-2024-8-1.pdf

Exhibit 1.2

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 2 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,127,853 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,996,081	460,935	670,837
Highest price paid per Share (pence):	456.00	455.95	456.05
Lowest price paid per Share (pence):	444.40	444.50	447.65
Volume weighted average price paid per Share (pence):	450.4520	450.5167	453.2289

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	450.4520	2,996,081
Cboe (UK)/BXE	450.5167	460,935
Cboe (UK)/CXE	453.2289	670,837

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0576Z_1-2024-8-2.pdf

 Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 05 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,718,073 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,066,748	471,807	1,179,518
Highest price paid per Share (pence):	435.85	435.60	435.80
Lowest price paid per Share (pence):	427.20	427.25	427.20
Volume weighted average price paid per Share (pence):	430.8222	430.8926	430.8404

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	430.8222	3,066,748
Cboe (UK)/BXE	430.8926	471,807
Cboe (UK)/CXE	430.8404	1,179,518

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2499Z_1-2024-8-5.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	05 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,475,851,112
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,829,795
New total number of voting rights (including treasury shares):	17,200,763,407

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.4

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 06 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,828,001 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,136,629	483,249	1,208,123
Highest price paid per Share (pence):	435.45	435.40	435.50
Lowest price paid per Share (pence):	426.10	426.20	426.15
Volume weighted average price paid per Share (pence):	431.1882	431.2411	431.2005

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	431.1882	3,136,629
Cboe (UK)/BXE	431.2411	483,249
Cboe (UK)/CXE	431.2005	1,208,123

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4327Z_1-2024-8-6.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	06 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,471,723,259
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,829,795
New total number of voting rights (including treasury shares):	17,196,635,554

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.5

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hina Nagarajan
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Purchase of ordinary shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.28675	5,000
d)	Aggregated information - Volume - Price - Total	5,000 £4.28675 £21,433.75
e)	Date of the transaction	6 August 2024
f)	Place of the transaction	London Stock Exchange, Main Market (XLON)
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 07 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,770,361 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,100,735	477,036	1,192,590
Highest price paid per Share (pence):	437.60	437.60	437.60
Lowest price paid per Share (pence):	429.00	428.95	428.85
Volume weighted average price paid per Share (pence):	433.9891	433.9339	433.9659

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	433.9891	3,100,735
Cboe (UK)/BXE	433.9339	477,036
Cboe (UK)/CXE	433.9659	1,192,590

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6155Z_1-2024-8-7.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	07 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,467,005,186
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,829,795
New total number of voting rights (including treasury shares):	17,191,917,481

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 08 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,692,913 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,054,286	463,902	1,174,725
Highest price paid per Share (pence):	433.20	433.05	433.15
Lowest price paid per Share (pence):	427.95	427.90	427.90
Volume weighted average price paid per Share (pence):	430.9811	430.8679	430.9589

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	430.9811	3,054,286
Cboe (UK)/BXE	430.8679	463,902
Cboe (UK)/CXE	430.9589	1,174,725

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8001Z_1-2024-8-8.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	08 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,462,177,185
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,829,795
New total number of voting rights (including treasury shares):	17,187,089,480

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 09 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,596,211 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,988,149	459,189	1,148,873
Highest price paid per Share (pence):	434.80	434.75	434.80
Lowest price paid per Share (pence):	430.80	430.85	430.90
Volume weighted average price paid per Share (pence):	432.9517	432.9851	433.2200

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	432.9517	2,988,149
Cboe (UK)/BXE	432.9851	459,189
Cboe (UK)/CXE	433.2200	1,148,873

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9698Z_1-2024-8-9.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	09 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,457,406,824
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,829,795
New total number of voting rights (including treasury shares):	17,182,319,119

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 12 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,453,935 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,896,104	443,945	1,113,886
Highest price paid per Share (pence):	441.30	441.35	441.30
Lowest price paid per Share (pence):	435.70	436.00	435.80
Volume weighted average price paid per Share (pence):	438.9716	438.9920	438.9729

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	438.9716	2,896,104
Cboe (UK)/BXE	438.9920	443,945
Cboe (UK)/CXE	438.9729	1,113,886

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1500A_1-2024-8-12.pdf

Exhibit 1.10

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.3375	5
d)	Aggregated information - Volume - Price - Total	5 £4.3375 £21.69
e)	Date of the transaction	12 August 2024
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief executive officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.3375	87
d)	Aggregated information - Volume - Price - Total	87 £4.3375 £377.36
e)	Date of the transaction	12 August 2024
f)	Place of the transaction	Outside a trading venue
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,242,274 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,758,160	422,086	1,062,028
Highest price paid per Share (pence):	441.20	440.75	440.90
Lowest price paid per Share (pence):	435.60	435.60	435.60
Volume weighted average price paid per Share (pence):	437.8511	437.5615	437.8518

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	437.8511	2,758,160
Cboe (UK)/BXE	437.5615	422,086
Cboe (UK)/CXE	437.8518	1,062,028

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3234A_1-2024-8-13.pdf

The above Transactions in Own Shares announcements are prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcements are prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	13 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,448,708,329
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,239,166
New total number of voting rights (including treasury shares):	17,173,029,995

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	12 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,453,304,540
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,239,166
New total number of voting rights (including treasury shares):	17,177,626,206

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 4,021,575 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,637,231	369,082	1,015,262
Highest price paid per Share (pence):	441.40	440.60	441.40
Lowest price paid per Share (pence):	436.60	436.60	436.60
Volume weighted average price paid per Share (pence):	438.3147	438.2119	438.3252

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	438.3147	2,637,231
Cboe (UK)/BXE	438.2119	369,082
Cboe (UK)/CXE	438.3252	1,015,262

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4901A_1-2024-8-14.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	14 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,444,254,394
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,239,166
New total number of voting rights (including treasury shares):	17,168,576,060

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 2,432,467 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,108,388	324,079	0
Highest price paid per Share (pence):	445.10	445.00	0.00
Lowest price paid per Share (pence):	438.95	440.25	0.00
Volume weighted average price paid per Share (pence):	442.1715	442.3695	0.0000

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	442.1715	2,108,388
Cboe (UK)/BXE	442.3695	324,079
Cboe (UK)/CXE	0.0000	0

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6740A_1-2024-8-15.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	15 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,440,012,120
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,239,166
New total number of voting rights (including treasury shares):	17,164,333,786

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,322,869 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,108,998	632,841	1,581,030
Highest price paid per Share (pence):	443.45	443.40	443.45
Lowest price paid per Share (pence):	437.65	437.65	437.70
Volume weighted average price paid per Share (pence):	440.2637	440.2189	440.2521

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations     +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	440.2637	4,108,998
Cboe (UK)/BXE	440.2189	632,841
Cboe (UK)/CXE	440.2521	1,581,030

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8347A_1-2024-8-16.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	16 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,435,990,545
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,239,166
New total number of voting rights (including treasury shares):	17,160,312,211

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.15

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 19 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,247,966 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,137,116	519,729	1,591,121
Highest price paid per Share (pence):	443.80	443.75	443.75
Lowest price paid per Share (pence):	437.20	437.65	437.15
Volume weighted average price paid per Share (pence):	441.0368	441.5474	441.0863

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	441.0368	4,137,116
Cboe (UK)/BXE	441.5474	519,729
Cboe (UK)/CXE	441.0863	1,591,121

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9882A_1-2024-8-19.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	19 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,433,558,078
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,239,166
New total number of voting rights (including treasury shares):	17,157,879,744

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,230,303 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,051,176	621,616	1,557,511
Highest price paid per Share (pence):	437.05	436.85	437.05
Lowest price paid per Share (pence):	429.45	429.50	429.65
Volume weighted average price paid per Share (pence):	432.9145	432.7632	432.7574

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	432.9145	4,051,176
Cboe (UK)/BXE	432.7632	621,616
Cboe (UK)/CXE	432.7574	1,557,511

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1581B_1-2024-8-20.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	20 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,427,235,209
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,239,166
New total number of voting rights (including treasury shares):	17,151,556,875

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 21 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,336,395 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,155,487	582,644	1,598,264
Highest price paid per Share (pence):	431.90	431.90	431.90
Lowest price paid per Share (pence):	427.60	427.65	427.65
Volume weighted average price paid per Share (pence):	430.2748	430.4048	430.3286

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	430.2748	4,155,487
Cboe (UK)/BXE	430.4048	582,644
Cboe (UK)/CXE	430.3286	1,598,264

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3283B_1-2024-8-21.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	21 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,420,987,243
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,239,166
New total number of voting rights (including treasury shares):	17,145,308,909

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,335,273 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,117,928	633,527	1,583,818
Highest price paid per Share (pence):	430.80	430.80	430.80
Lowest price paid per Share (pence):	427.95	428.00	427.90
Volume weighted average price paid per Share (pence):	429.1631	429.1414	429.1459

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	429.1631	4,117,928
Cboe (UK)/BXE	429.1414	633,527
Cboe (UK)/CXE	429.1459	1,583,818

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6595B_1-2024-8-23.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	23 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,408,420,545
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,239,166
New total number of voting rights (including treasury shares):	17,132,742,211

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,334,003 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,117,102	633,400	1,583,501
Highest price paid per Share (pence):	428.95	429.30	429.35
Lowest price paid per Share (pence):	424.55	424.55	424.65
Volume weighted average price paid per Share (pence):	426.8325	426.8476	426.9760

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	426.8325	4,117,102
Cboe (UK)/BXE	426.8476	633,400
Cboe (UK)/CXE	426.9760	1,583,501

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6686B_1-2024-8-23.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	22 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,414,756,940
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,239,166
New total number of voting rights (including treasury shares):	17,139,078,606

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 27 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,235,590 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,052,109	622,584	1,560,897
Highest price paid per Share (pence):	437.50	437.55	437.40
Lowest price paid per Share (pence):	432.25	432.25	432.20
Volume weighted average price paid per Share (pence):	434.9350	434.9747	434.9265

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	434.9350	4,052,109
Cboe (UK)/BXE	434.9747	622,584
Cboe (UK)/CXE	434.9265	1,560,897

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8887B_1-2024-8-27.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	27 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,402,086,542
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,239,166
New total number of voting rights (including treasury shares):	17,126,408,208

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,088,626 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,979,881	575,112	1,533,633
Highest price paid per Share (pence):	433.30	433.45	433.55
Lowest price paid per Share (pence):	427.95	428.05	428.05
Volume weighted average price paid per Share (pence):	430.6497	430.4221	430.7669

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	430.6497	3,979,881
Cboe (UK)/BXE	430.4221	575,112
Cboe (UK)/CXE	430.7669	1,533,633

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0596C_1-2024-8-28.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	28 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,395,751,269
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,239,166
New total number of voting rights (including treasury shares):	17,120,072,935

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.22

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 29 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,041,667 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,909,755	608,899	1,523,013
Highest price paid per Share (pence):	436.20	436.05	436.25
Lowest price paid per Share (pence):	428.35	428.40	428.40
Volume weighted average price paid per Share (pence):	433.0514	433.1524	433.1676

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	433.0514	3,909,755
Cboe (UK)/BXE	433.1524	608,899
Cboe (UK)/CXE	433.1676	1,523,013

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2159C_1-2024-8-29.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	29 August 2024

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,389,515,679
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	719,239,166
New total number of voting rights (including treasury shares):	17,113,837,345

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 30 August 2024 it has purchased, in accordance with the authority granted by shareholders at the 2024 Annual General Meeting of the Company, a total of 6,033,575 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programmes announced on 30 July 2024 (the "Programmes") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,921,893	603,368	1,508,314
Highest price paid per Share (pence):	438.05	437.90	438.05
Lowest price paid per Share (pence):	427.70	427.85	427.75
Volume weighted average price paid per Share (pence):	432.3661	432.3466	432.2902

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2024 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programmes.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	432.3661	3,921,893
Cboe (UK)/BXE	432.3466	603,368
Cboe (UK)/CXE	432.2902	1,508,314

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4003C_1-2024-8-30.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 September, 2024
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary